SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Greenland Acquisition Corporation

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G40981 139
(CUSIP Number)

Greenland Asset Management Corporation
Suite 906, Tower W1, Oriental Plaza, No. 1 East Chang’an Street
Dongcheng District, Beijing, People’s Republic of China
(86) 010-53607082

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G40981 139

1	Names of Reporting Person. Greenland Asset Management Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,360,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,360,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,360,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.5%
14	Type of Reporting Person OO

(1)

Includes (i) 1,100,000 ordinary shares held by Greenland Asset Management Corporation (the “Sponsor”) and (ii) 260,000 ordinary shares underlying units (each unit consisting of one ordinary share, one warrant to purchase one-half of one share, and one right entitling the holder to receive one-tenth of one ordinary share) held by the Sponsor, acquired pursuant to a Unit Subscription Agreement by and between the Sponsor and Greenland Acquisition Corporation (the “Issuer”). The shares held by the Sponsor are beneficially owned by Yanming Liu, the Issuer’s Chief Executive Officer and the managing member of the Sponsor, who has sole voting and dispositive power over the shares held by the Sponsor. Mr. Liu disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.

CUSIP No. G40981 139

1	Names of Reporting Person. Yanming Liu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,360,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,360,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,360,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.5%
14	Type of Reporting Person IN

(1)

Includes (i) 1,100,000 ordinary shares held by Greenland Asset Management Corporation (the “Sponsor”) and (ii) 260,000 ordinary shares underlying units (each unit consisting of one ordinary share, one warrant to purchase one-half of one share and one right entitling the holder to receive one-tenth of one ordinary share) held by the Sponsor, acquired pursuant to a Unit Subscription Agreement by and between the Sponsor and Greenland Acquisition Corporation (the “Issuer”). The shares held by the Sponsor are beneficially owned by Yanming Liu, the Issuer’s Chief Executive Officer and the managing member of the Sponsor, who has sole voting and dispositive power over the shares held by the Sponsor. Mr. Liu disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Greenland Asset Management Corporation, a British Virgin Islands company (the “Sponsor”), and Yanming Liu, the Chief Executive Officer and Chairman of the Issuer and the managing member of the Sponsor (the “Principal” and together with the Sponsor, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer:	Greenland Acquisition Corporation (the “Issuer”)

Suite 906, Tower W1, Oriental Plaza, No. 1 East Chang’an Street

Dongcheng District, Beijing, People’s Republic of China

Item 2.	Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 23.5% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (5,782,000) as of July 27, 2018, as reported by the Issuer in Exhibit 99.1 to the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 2, 2018; and

(ii) the Principal, who is the Chief Executive Officer and Chairman of the Issuer and the sole managing member of the Sponsor.

(b) The address of the principal business and principal office of the Reporting Person is Suite 906, Tower W1, Oriental Plaza, No. 1 East Chang’an Street, Dongcheng District, Beijing, People’s Republic of China.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor, in connection with the IPO and potential business combination. The principal occupation of the Principal is to serve as the Chief Executive Officer and Chairman of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a British Virgin Islands company. The Principal is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $2,625,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on March 28, 2018, 1,150,000 Shares of the Issuer were issued to the Sponsor in the amount of $25,000, pursuant to that certain Securities Purchase Agreement, dated March 28, 2018, by and between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. The Sponsor forfeited 50,000 Shares as a result of the underwriters of the initial public offering of the Issuer (the “IPO”) not fully exercising their over-allotment option.

On July 27, 2018, simultaneously with the consummation of the IPO, the Sponsor purchased 260,000 units of the Issuer (the “Placement Units”) at $10.00 per unit, pursuant to that certain Unit Subscription Agreement, dated June 28, 2018, between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Ordinary Share and one warrant, each warrant exercisable to purchase one-half of one Ordinary Share, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated July 24, 2018).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company incorporated in the British Virgin Islands as a business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. Pursuant to various agreements between the Reporting Persons and the Issuer as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote the Founder Shares (as defined below), the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 5,782,000 Ordinary Shares outstanding as of July 27, 2018, as reported by the Issuer in Exhibit 99.1 to the Current Report on Form 8-K, filed by the Issuer with the SEC on August 2, 2018, are as follows:

Greenland Asset Management Corporation

a)		Amount beneficially owned: 1,360,000	Percentage: 23.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,360,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,360,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Yanming Liu

a)		Amount beneficially owned: 1,360,000	Percentage: 23.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,360,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,360,000

The Principal is the managing member of the Sponsor. The Principal has the sole voting and dispositive power of the securities held by the Sponsor. As such, the Principal exercises voting and dispositive control over any of the securities held by the Sponsor. Accordingly, the Principal may be deemed to beneficially own such shares.

(c) None of the Reporting Persons has effected any transactions of the Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, on March 28, 2018, 1,1500,000 Ordinary Shares were issued to the Sponsor in the amount of $25,000 (the “Founder Shares”), pursuant to the Purchase Agreement. Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below. The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 29, 2018 (and is incorporated by reference herein as Exhibit 99.1).

Subscription Agreement

On July 27, 2018, simultaneously with the consummation of the IPO, the Sponsor purchased 260,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 28, 2018 (and is incorporated by reference herein as Exhibit 99.2).

Registration Rights Agreement

On July 24, 2018, in connection with the IPO, the Issuer and certain security holders, including the Sponsor, entered into a registration rights agreement, pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on July 30, 2018 (and is incorporated by reference herein as Exhibit 99.3).

Insider Letter

On July 24, 2018, in connection with the IPO, the Issuer, the Sponsor and the executive officers and directors of the Issuer entered into a letter agreement (the “Insider Letter”), pursuant to which the Reporting Persons agreed: (A) to vote the Founder Shares, Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

Pursuant to the Insider Letter, the Reporting Persons agreed not to transfer, assign or sell (except with respect to permitted transferees) 50% of the Founder Shares until the earlier of (i) six months after the date of the consummation of the Issuer’s initial business combination or (ii) the date on which the closing price of the Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and the remaining 50% of the Founder Shares may not be transferred, assigned or sold until six months after the date of the consummation of the Issuer’s initial business combination, or earlier, in either case, if, subsequent to the Issuer’s initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

The Placement Units (including the underlying securities) will not be transferable, assignable or salable until after the completion of the Issuer’s initial business combination (except with respect to permitted transferees).

The summary of the Insider Letter contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on July 30, 2018 (and is incorporated by reference herein as Exhibit 99.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1

Securities Purchase Agreement, dated as of March 28, 2018, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 29, 2018).

Exhibit 99.2

Unit Subscription Agreement, dated as of June 28, 2018, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 28, 2018).

Exhibit 99.3

Registration Rights Agreement, dated as of July 24, 2018, by and among the Issuer and certain security holders including the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on July 30, 2018).

Exhibit 99.4

Insider Letter, dated as of July 24, 2018, by and among the Issuer, the Sponsor and the executive officers and directors of the Company (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on July 30, 2018).

Exhibit 99.5	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2018

Greenland Asset Management Corporation

	By:	/s/ Yanming Liu
	Name:	Yanming Liu
	Title:	Managing Member

	By:	/s/ Yanming Liu